UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

ENTERCOM COMMUNICATIONS CORP
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

293639100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [   ] Rule 13d-1(c)
     [   ] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100

1	NAMES OF REPORTING PERSONS CONTRARIUS INVESTMENT MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) x (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,934,410
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,934,410
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,934,410
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No. 293639100

1	NAMES OF REPORTING PERSONS CONTRARIUS INVESTMENT MANAGEMENT (BERMUDA) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) x (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,934,410
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,934,410
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,934,410
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.4%
12	TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No. 293639100

SCHEDULE 13G

Item 1(a).  Name of Issuer:

Entercom Communications Corp

Item 1(b).  Address of Issuer’s Principal Executive Offices:

401 City Avenue, Suite 809, Bala Cynwyd, PA 19004

Item 2(a).  Name of Person Filing:

Contrarius Investment Management Limited

Contrarius Investment Management (Bermuda) Limited

Item 2(b).  Address of Principal Business Office or, if None, Residence:

Contrarius Investment Management Limited - 2 Bond Street, St. Helier, Jersey JE2 3NP, Channel Islands

Contrarius Investment Management (Bermuda) Limited – Overbay, 106 Pitts Bay Road, Pembroke HM 08 Bermuda

Item 2(c).  Citizenship:
Contrarius Investment Management Limited is a company organized under the laws of Jersey, Channel Islands.

Contrarius Investment Management (Bermuda) Limited is a company organized under the laws of Bermuda.

Item 2(d).  Title of Class of Securities:

Class A Common Stock

Item 2(e).  CUSIP Number:

293639100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [   ]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [   ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 293639100

(d) [   ]  Investment company registered under Section 8 of the Investment Company Act  of 1940 (15 U.S.C. 80a-8).

(e)  [   ]  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)  [   ]  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) [   ]  A parent holding company or control person in accordance with § 240.13d– 1(b)(1)(ii)(G).

(h) [   ]  A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S. C. 1813).

(i)  [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S. C. 80a-3).

(j)  [x]  A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) [x]  Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Equivalent to IA.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:  2,934,410

(b)  Percent of class:  9.4%

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:    0

(ii)  Shared power to vote or to direct the vote:   2,934,410

(iii)  Sole power to dispose or to direct the disposition of:0

(iv)  Shared power to dispose or to direct the disposition of:2,934,410

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [   ].

CUSIP No. 293639100

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,934,410  shares of Class A common stock of Entercom Communications Corp beneficially owned by Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited are together making this filing because they may be deemed to constitute a “group” for the purposes of section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 293639100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6 February  2013

CONTRARIUS INVESTMENT MANAGEMENT LIMITED

/s/ Andrew G. Radley
By:/s/ Andrew G. Radley
Director

6 February  2013

CONTRARIUS INVESTMENT MANAGEMENT (BERMUDA) LIMITED

/s/ Michal Nosek
By:/s/ Michal Nosek
Director